UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

             Janet Langford Kelly, Senior Vice President, Secretary
                              and General Counsel
                Sara Lee Corporation, Three First National Plaza,
                            Chicago, Illinois 60602
                                312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 27, 1996
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the report-ing person: (1) has a previous statement on file report-ing beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5
         ---------------------------------------------------------------
           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
         ---------------------------------------------------------------
                     Sara Lee Corporation 36-208-9049
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)
         ---------------------------------------------------------------
           3         SEC USE ONLY

         ---------------------------------------------------------------
           4         SOURCE OF FUNDS*

                     OO
         ---------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )
         ---------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland
         ---------------------------------------------------------------
                                    7    SOLE VOTING POWER
                    NUMBER
                                         5,138,210
                      OF           -------------------------------------
                                    8    SHARED VOTING POWER
                    SHARES
                                         -0-
                 BENEFICIALLY      -------------------------------------

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                5,138,210

                  REPORTING        -------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH
         ---------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     5,138,210
         ---------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )
         ---------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)
                     24.3%
         ---------------------------------------------------------------
           14        TYPE OF REPORTING PERSON*

                     CO
         ---------------------------------------------------------------

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.




          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

                    This Amendment No. 7 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994, Amendment No. 2 thereto filed on September 14, 1995, Amendment No. 3 thereto filed on November 30, 1995, Amendment No. 4 thereto filed on February 20, 1996, Amendment No. 5 thereto filed on July 2, 1996 and Amendment No. 6 thereto filed on July 18, 1996 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless otherwise indicat-ed, all capitalized terms used but not defined herein shall have the respective meanings set forth in the
          Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is not being amended.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Item 3 of Schedule 13D is not being amended.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is hereby amended to read in its entirety as follows:

                    On September 27, 1996, Sara Lee Foodservice
          Holdings, Inc. ("SLFH"), a wholly-owned subsidiary of Sara Lee Corporation, and The Sara Lee Foundation pro-vided the Issuer with notice of the exercise of their demand registration rights for the registration under the Securities Act of 1933, as amended, of the 5,138,210 shares of the Issuer's Common Stock benefi-cially owned by Sara Lee Corporation and the 1,000,000 shares of the Issuer's Common Stock beneficially owned by The Sara Lee Foundation pursuant to an Amended and Re-stated Registration Rights Agreement, dated November 22, 1994, among PYA/Monarch, Inc. ("PYA"), a subsidiary of Sara Lee Corporation, the Issuer and certain other par-ties thereto, which has been amended by a letter agree-ment, dated July 16, 1996, between PYA and the Issuer. The notice from SLFH and The Sara Lee Foundation to the Issuer is attached hereto as Exhibit 10. Although Sara Lee Corporation has exercised its right to cause the Issuer to register the sale of all of the shares of Common Stock of the Issuer beneficially owned by Sara Lee Corporation and, depending on market conditions and other factors in existence at the time of any such disposition, presently intends to dispose of such shares in a regis-tered public offering thereof or otherwise, there can be no assurance that a registration statement with respect to the sale of such shares will be filed and declared effective by the Commission or that such shares will ultimately be sold pursuant to such registration state-ment or otherwise.

                    Sara Lee Corporation will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condi-tion and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportuni-ties available to Sara Lee Corporation. In light of the foregoing factors, other circumstances arising from time to time and the ongoing plans and requirements of Sara Lee Corporation, Sara Lee Corporation may determine (i) to acquire additional securities of the Issuer, (ii) to increase or decrease its participation in the determina-tion of the Issuer's management and policies, (iii) to dispose of some or all of the securities of the Issuer that Sara Lee Corporation beneficially owns pursuant to a registered public offering or otherwise or to retain and continue to hold some or all of the securities of the Issuer that Sara Lee Corporation beneficially owns or
          (iv) to propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions or a sale or purchase of assets or securities of the Issuer or its subsidiaries or divi-sions or other similar actions.

                    Except as described above, Sara Lee Corporation does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corpo-rate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsid-iaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
          (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
          (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

                         (a)  According to the Issuer's Form 10-Q
          for the quarter ended March 30, 1996, as of May 1, 1996, there were 16,025,014 shares of Common Stock outstanding. According to the Registration Statement, as amended, on Form S-3 filed by the Issuer with the Commission on August 7, 1996, the Issuer has subsequently issued 5,090,852 shares of Common Stock in connection with certain transactions, resulting in a total of 21,115,866 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 5,138,210 (or 24.3%) of such shares.

                         (b)  Sara Lee Corporation has the sole
          power to direct the vote of, and the sole power to direct the disposition of, the 5,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation was previously held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Sara Lee Corporation. On September 26, 1996, PYA/Monarch, Inc. transferred all such shares to PYA Holding, Inc. and the name of PYA Holding, Inc. was changed to Sara Lee Foodservice Holdings, Inc.

                         (c)  Except as described in 5(b) above,
          neither Sara Lee Corporation, nor to the best of its knowledge, any director or executive officer of Sara Lee Corporation, has engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

                         (d)  No other person is known to have the
          right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

                         (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELA-TIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Item 6 of Schedule 13D is not being amended

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55
                                 of the Prospectus(1)

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering1

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee Corpora-tion and the Representatives and Lead Managers named therein1

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, PYA and the other
                                 stockholders named therein1

                    Exhibit 6 Proposal, dated November 30, 1995, from Sara Lee Corporation to
                                 Issuer1

                    Exhibit 7    Press Release, dated November 30,
                                 19951

                    Exhibit 8    Press Release, dated February 20,
                                 19961

                    Exhibit 9    Letter Agreement, dated July 16,
                                 1996, between PYA and the Issuer1

                    Exhibit 10 Notice of exercise of demand regis-tration rights from SLFH and The
                                 Sara Lee Foundation to the Issuer

          _______________________

          1    Previously filed.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  September 27, 1996

                                        SARA LEE CORPORATION

                                        /s/ Mark J. McCarville
                                        ---------------------------
                                        Mark J. McCarville
                                        Senior Vice President -
                                          Corporate Development


                                Exhibit Index

          Exhibit No.       Exhibit                         Page

              10            Notice of exercise of demand
                            registration rights from SLFH
                            and The Sara Lee Foundation
                            to the Issuer